[Letterhead of Sidley Austin LLP]

January 7, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PowerShares DB US Dollar Index Trust

Dear Sir or Madam:

DB Commodity Services LLC serves as the managing owner (the “Managing Owner”) of the PowerShares DB US Dollar Index Trust (the “Trust”), a Delaware statutory trust organized in two separate series on August 3, 2006. We refer to the two separate series of the Trust as the PowerShares DB US Dollar Index Bullish Fund (the “UUP Fund”) and the PowerShares DB US Dollar Index Bearish Fund (the “UDN Fund”) (the UUP Fund and the UDN Fund, collectively, the “DXY Funds”).

As of the date of this letter, the DXY Funds are offered continuously pursuant to a common prospectus that is part of the Registration Statement on Form S-3 (Registration No. 333-184096), which was declared effective on October 19, 2012 (the “Effective Registration Statement”).

As a part of the Managing Owner’s ongoing diligence obligations, the Managing Owner reviewed the registration status of the DXY Funds. The Managing Owner made the determination that, effective upon filing of the upcoming Form 10-K for the fiscal year ended December 31, 2013 for each of the UUP Fund and the UDN Fund, the UUP Fund will continue to satisfy the eligibility requirements for the use of Form S-3 but the UDN Fund will not.

In order to avoid a disruption of the continuous offering of the DXY Funds, on behalf of the Managing Owner, we are filing contemporaneously a Registration Statement on Form S-3 for the UUP Fund (the “UUP Registration Statement”) and a Registration Statement on Form S-1 for the UDN Fund (the “UDN Registration Statement”).

The Managing Owner plans to continue offering the DXY Funds pursuant to the common prospectus that is part of the Effective Registration Statement until both the UUP Registration Statement and the UDN Registration Statement have been declared effective by the

SEC. The Managing Owner plans to request simultaneous effectiveness of the UUP Registration Statement and the UDN Registration Statement just prior to filing the Form 10-K for the UDN Fund. By doing so, the Managing Owner will be able to ensure that the continuous offering of the DXY Funds will not be interrupted and will be able to transition seamlessly from the Effective Registration Statement to both the Sectors Registration Statement and the DBS Registration Statement. Please note that the prospectus that is part of the UUP Registration Statement and the prospectus that is part of the UDN Registration Statement do not contain any material changes to the prospectus that is part of the Effective Registration Statement.

If you have any questions, please feel free to call or e-mail the undersigned.

Very truly yours,

/s/ Victor T. Chiu
Victor T. Chiu